Bloomin’ Brands, Inc.

2202 North West Shore Boulevard, Suite 500

Tampa, Florida 33607

August 3, 2012

VIA EDGAR

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Loan Lauren P. Nguyen, Special Counsel

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bloomin’ Brands, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m. (Eastern time) on August 7, 2012 or as soon as practicable thereafter.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John M. Gherlein of Baker & Hostetler LLP at (216) 861-7398 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

Bloomin’ Brands, Inc.

By:	/s/ Joseph J. Kadow
Joseph J. Kadow Executive Vice President and Chief Legal Officer

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